Exhibit 99.2

JOINT FILERS’ NAMES AND ADDRESSES

1.              Insight Venture Partners Coinvestment Fund III, L.P.

2.              Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.

3.              Insight Venture Associates Coinvestment III, L.P.

4.              Insight Venture Associates Coinvestment III, Ltd.

The business address for each of the above reporting persons is:

c/o Insight Venture Partners

1114 Avenue of the Americas, 36th Floor

New York, NY 10036